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                                                                   EXHIBIT 15(a)


                          THE PARKSTONE GROUP OF FUNDS

              INVESTOR A DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

     This Plan (the "Investor A Plan") constitutes a distribution and shareholder service plan of The Parkstone Group of Funds, a Massachusetts business trust (the "Trust"), adopted pursuant to Rule 12b-1 under the Investment Act of 1940, as amended (the "1940 Act"). The Investor A Plan pursuant relates to the Investor A Shares of those investment portfolios identified on Schedule B to the Trust's Distribution Agreement and as amended from time to time (the "Investor A Plan Funds").

     Section 1. Each Investor A Plan Fund shall pay to SEI Investments Distribution Co., a Pennsylvania Corporation and the distributor (the "Distributor") of the Trust's shares of beneficial interest of its Investor A class (the "Investor A Shares"), a fee in an amount not to exceed on an annual basis .25% of the average daily net asset value of the Investor A Shares of such Fund (the "Investor A Plan Fee") for: (a) payments the Distributor makes to banks and other institutions and broker/dealers (a "Participating Organization") for distribution assistance and/or Shareholder service pursuant to an agreement with the Participating Organization or for distribution assistance and/or Shareholder service provided by the Distributor pursuant to an agreement between the Distributor and the Trust; or (b) reimbursement of expenses incurred by a Participating Organization pursuant to an agreement in connection with distribution assistance and/or Shareholder service including, but not limited to, the reimbursement of expenses relating to printing and distributing prospectuses to persons other than Shareholders of an Investor A Plan Fund, printing and distributing advertising and sales literature and reports to Shareholders used in connection with the sale of Investor A Shares, and personnel and communication equipment used in servicing Shareholder accounts and prospective shareholder inquiries. For purposes of the Investor A Plan, a Participating Organization may include the Distributor or any of its affiliates or subsidiaries.

     Section 2. The Investor A Plan Fee shall be paid by the Investor A Plan Funds to the Distributor only to compensate or to reimburse the Distributor for payments or expenses incurred pursuant to Section 1.

     Section 3. The Investor A Plan shall not take effect with respect to an Investor A Plan Fund until it has been approved by a vote of at least a majority of the outstanding Investor A Shares of such Fund.

     Section 4. The Investor A Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required to Section 12(b) of the 1940 Act or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on the Investor A Plan or such agreement.
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     Section 5. The Investor A Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Investor A Plan in Section 4.

     Section 6. Any person authorized to direct the disposition of monies paid or payable by the Investor A Plan Funds pursuant to the Investor A Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     Section 7. The Investor A Plan may be terminated at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding Investor A Shares of an Investor A Plan Fund.

     Section 8. All agreements with any person relating to implementation of the Investor A Plan shall be in writing, and any agreement related to the Investor A Plan shall provide:

     (a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Investor A Shares of the Investor A Plan Fund, on not more than 60 days' written notice to any other party to the agreement; and

     (b) That such agreement shall terminate automatically in the event of its assignment.

     Section 9. The Investor A Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 1 hereof without approval in the manner provided in Section 3 hereof, and all material amendments to the Investor A Plan shall be approved in the manner provided for approval to the Investor A Plan in Section 4.

     Section 10. As used in the Investor A Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of the Investor A Plan or any agreements related to it, and (b) the terms "assignment," "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.


Adopted by the Trustees: January 26, 1993

Adopted by Investor A Shareholders: March 31, 1993

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